

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 26, 2018

Lim Chun Hoo
Chief Executive Officer
Ho Wah Genting Group Limited
Wisma Ho Wah Genting, No. 35, Jalan Maharajalela,
50150 Kuala Lumpur, Malaysia

Re: Ho Wah Genting Group Limited
Form 10-K for the fiscal year ended December 31, 2016
Filed April 17, 2017
File No. 333-199965

Dear Mr. Hoo:

We have reviewed your January 12, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2017 letter.

General

1. We note in your response to prior comment 1 that in future filings, you will change your phone number to 603-2148-1089 which belongs to your corporate finance department. Attempts were made to contact you at this telephone number but the telephone rang until it disconnected and there was no voice mail. Please provide us with an e-mail to deliver any future comment letters to and your operating hours should we need to communicate with you by telephone.

ITEM 8. Financial Statements and Supplementary Data

Statements of Operations and Comprehensive Loss for the year ended December 31, 2016 and the year ended December 31, 2015, page F-4

2.   We note your response to prior comment 2 that the cancellation of fees from clients of Beedo for the approximate amount of $56,848.55 resulted in the reversal of revenue. Please explain and clarify the basis for the remaining difference in the decrease of revenue from $118,625 to $19,052 for the six months ended June 30, 2016 and nine months ended September 30, 2016, respectively. Additionally, tell us what consideration was given to account for and disclose the reversal of revenue, cost of revenue, and other income as a correction of an error in previously issued financial statements. We refer you to ASC 250-10-45 and 250-10-50.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant
                                        Office of Information Technologies
                                        and Services